UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 8 November, 2012

ASX & MEDIA RELEASE
8 NOVEMBER, 2012

NOVOGEN ANNOUNCES UPDATED RATIO FOR PROPOSED MEI SHARE DISTRIBUTION

In its Notice of Annual General Meeting (AGM) Novogen provided information to shareholders on the proposed Capital Reduction including the basis upon which the distribution of the MEI Pharma Inc. (MEI Pharma) common stock was determined.  That was a 1 for 59 distribution which took into consideration a proposed 1 for 10 reverse stock split announced by MEI Pharma on 28 September, 2012 and which Novogen understood was to be effected at the beginning of November, 2012, that is before the Capital Reduction resolution was to be determined by the Company’s shareholders at the AGM.

The Company has now been advised by MEI Pharma that the proposed reverse stock split will not be effected before the proposed distribution of MEI Pharma common stock by Novogen.  As the Company plans to distribute all of the common stock that it owns in MEI Pharma to its shareholders, the distribution will now be approximately six (6) shares of common stock in MEI Pharma for every thirty five (35) Ordinary Shares of Novogen held on the Record Date.  All other terms set out in the Explanatory Statement dispatched with the Notice of Meeting for the AGM remain unchanged.

About Novogen Limited

Novogen Limited is an Australian biotechnology company based in Sydney, Australia. Novogen conducts research and development on oncology therapeutics through its subsidiary, MEI Pharma, Inc.  More information on the Novogen group of companies can be found at www.novogen.com.